Exhibit 99.1

Triple Flag Congratulates Evolution Mining on its Proposed Acquisition of a Majority Interest in Northparkes

TORONTO--(BUSINESS WIRE)--December 5, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to congratulate Evolution Mining Limited (“Evolution”) on its proposed acquisition of an 80% interest in the Northparkes open pit and underground copper-gold mine in New South Wales, Australia from China Molybdenum Co., Ltd (“CMOC”). Unless otherwise noted, all dollar amounts in this news release are expressed in US dollars.

“Evolution is a leading Australia-based copper and gold producer with significant experience in large-scale, underground caving operations at Ernest Henry, a sustainability approach fully integrated into its company strategy, and a robust balance sheet. Triple Flag has a strong relationship with the Evolution management team and we look forward to our new long-term partnership at Northparkes. This world-class operation is well-positioned to deliver value for all stakeholders for decades to come,” commented Shaun Usmar, Triple Flag CEO. “Northparkes’ long track record of reserve replacement, multi-decade mine life potential, and strong sustainability performance is due to the stewardship of CMOC. We are proud of our partnership with CMOC and the potential for future strategic financing opportunities, with a proven operator that has a global footprint across the mining value chain.”

Triple Flag has a 54% stream on payable gold and an 80% stream on payable silver on Northparkes for a 10% ongoing payment of the spot gold and silver price for each ounce delivered. Once 630,000 ounces of gold and 9 million ounces of silver have been delivered under the stream, the gold and silver stream rates will reduce to 27% and 40%, respectively, for the remainder of the mine life. Production from the higher gold grade E31 and E31N open pits in the near term and the E22 cave in the medium term is on track to drive GEOs sales growth in Triple Flag’s five-year outlook period from 2024 to 2028. Triple Flag’s gold and silver stream covers the entirety of the 1,100 km2 land package at Northparkes, which has only limited drilling below 100 metres on the 26 km2 mining license footprint, presenting significant potential future upside beyond the current mine life of at least 30 years.

Northparkes is located in New South Wales, Australia, 27 km northwest of the town of Parkes. Discovered in 1976, the copper-gold mine has been operating since 1993 with a robust, low cost profile driven by highly mechanized, bulk tonnage caving methods used to mine the underground. Northparkes has a long track record of reserve replacement, notwithstanding the production of more than a million ounces of gold since 2001, and had 0.9 million ounces of proven and probable gold reserves as of December 31, 2022. Northparkes was operated by Rio Tinto from 2000 to 2013 following Rio Tinto’s acquisition of North Limited. CMOC acquired Rio Tinto’s stake in Northparkes in December 2013, with the remaining 20% stake held by Sumitomo. Complementing CMOC’s sustainability initiatives, Triple Flag provides A$50,000 annually towards scholarships and community projects at the operation.

About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Qualified Person

James Dendle, Senior Vice President, Corporate Development for Triple Flag and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans,” “targets,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “outlook,” “forecasts,” “projection,” “prospects,” “strategy,” “intends,” “anticipates,” “believes,” or variations of such words and phrases or terminology which states that certain actions, events or results “may,” “could,” “would,” “might,” “will,” “will be taken,” “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to closing of Evolution Mining Limited’s proposed acquisition of an 80% interest in the Northparkes mine and the associated impacts to Triple Flag’s operations as a result of enhanced operations at Northparkes. Our assessments of, and expectations for, future periods (including, but not limited to, repurchases of our common shares), are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts

Investor Relations:
David Lee
Vice President, Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk